SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

G. WILLI-FOOD INTERNATIONAL LTD.
(Translation of registrant's name into English)

4 Nahal Harif St., Yavne, Israel 81106
(Address of principal executive offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F ☒    FORM 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

YES ☐    NO ☒

If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________.

Attached hereto and incorporated by reference herein is a press release ("Press Release") issued by G. Willi-Food International Ltd. (“Registrant”) on November 28, 2011.

The financial tables attached to the Press Release are hereby incorporated by reference in the Registration Statements on Form F-3 (File No. 333-11848 and 333-138200) of the Registrant.

SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. WILLI-FOOD INTERNATIONAL LTD.
Dated: November 28, 2011
	By:	/s/ Baruch Shusel
Name: Baruch Shusel Title: Chief Financial Officer

FOR IMMEDIATE RELEASE

G. WILLI-FOOD REPORTS Q3 2011 SALES UP 7% OVER Q3 2010 SALES

2011 Q3 Net Income of US$ 0.6 million

YAVNE, Israel – November 28, 2011 -- G. Willi-Food International Ltd. (NASDAQ: WILC) (the “Company” or “Willi-Food”), a global company specializing in the development, manufacturing, marketing and international distribution of kosher foods, today announced its unaudited financial results for the third quarter and the nine-months ended September 30, 2011.

Third Quarter Fiscal 2011 Highlights
•	Sales increased 7.1% over third quarter of 2010 to NIS 85.3 million (US$ 23.0 million)
•	Gross profit decreased 14.7% over third quarter of 2010 to NIS 21.0 million (US$ 5.7 million), or 24.7% of sales
•	Operating income decreased 51.7% over third quarter of 2010 to NIS 4.0 million (US$ 1.1 million), or 4.7% of sales
•	Net income decreased 71.2% over third quarter of 2010 to NIS 2.26 million (US$ 0.6 million), or 2.6% of sales
•	Net income attributed to the owners of the Company decreased 67.6% over third quarter of 2010 to NIS 2.35 million (US$ 0.63 million), or 2.7% of sales
•	Cash and securities balance of NIS 194.2 million (US$ 52.3 million) as of September 30, 2011

Willi-Food’s operating divisions include Willi-Food, a distributor of a broad variety of kosher foods, its wholly-owned Gold Frost - a designer, developer and distributor of branded kosher dairy food products, and Shamir Salads - an Israeli distributor and manufacturer of Mediterranean style salads.

Third Quarter Fiscal 2011 Summary
Sales for the third quarter of 2011 increased by 7.1% to NIS 85.3 million (US$ 23.0 million) compared to sales of NIS 79.7 million (US$ 21.5 million) in the third quarter of 2010. The growth in sales in the third quarter was primarily due to increased awareness to the Company's new products following intensified sales activities that the Company initiated during 2011.

Gross profit for the third quarter of 2011 decreased by 14.7% to NIS 21.0 million (US$ 5.7 million) compared to gross profit of NIS 24.7 million (US$ 6.6 million) in the third quarter of 2010.  Third quarter gross margin was 24.7% compared to gross margin of 30.9% for the same period in 2010. The decrease in gross profit and gross margins was primarily due to the reductions in the prices of certain of our products as a result of continued pressure from our customers to reduce prices as a result of national protests against the cost of food products, due to an increase in global prices of food products compounded by the recent strengthening of the U.S. dollar versus the NIS (a depreciation of  8.7% of the value of the NIS in the third quarter of 2011) and due to the general effects of the global economic recession. The Company expects a further decline in its gross margins in the fourth quarter of 2011 and in the first quarter of 2012. To the extent that customer pressure to reduce prices continues, or that global prices of food products continue to increase, or that the depreciation of the NIS versus the U.S. dollar continues, the Company's gross margins may be impacted beyond the first quarter of 2012.

Mr. Zwi Williger, Chairman of Willi-Food commented, “Third quarter results were affected by the national protest against the cost of food products which led our customers to reduce the selling prices of food products, pressuring us to decrease our selling prices to them. This quarter was also affected by the increase in global purchase prices, the depreciation of the NIS versus the U.S. dollar, an environment of continued uncertainty in the global financial markets, and a recession that is seen both in our home market and abroad. We believe that Willi-Food's results in the fourth quarter of 2011 and in 2012 will be affected by the economic situation and significant recession that has affected our customers and the global markets.”

Willi-Food’s operating income for the third quarter of 2011 decreased 51.7% to NIS 4.0 million (US$ 1.1 million) over the third quarter of 2010. Selling expenses increased by 4.2% from the comparable quarter of 2010. Selling expenses as a percentage of sales decreased in the third quarter of 2011 to 13.1% compared to 13.4% in the third quarter of 2010. General and administrative expenses decreased by 13.8% from the comparable quarter of 2010. General and administrative expenses as a percentage of sales decreased in the third quarter of 2011 to 5.7% from 7.1% in the third quarter of 2010. Most of the other expenses that were recorded in the third quarter of 2011 are a one-time expense resulting from an impairment charge in the amount of NIS 1.1 million ($0.3 million) on intangible assets in Shamir Salads.

Willi-Food’s income before taxes for the third quarter of 2011 decreased 67.2% to NIS 3.3 million (US$ 0.9 million) over the third quarter of 2010. Willi-Food's net income in the third quarter of 2011 decreased 71.2% to NIS 2.3 million (US$ 0.6 million) from NIS 7.8 million (US$ 2.1 million) recorded in the third quarter of 2010. Willi-Food's net income attributed to the owners of the Company in the third quarter of 2011 decreased 67.6% to NIS 2.3 million (US$ 0.6 million), or NIS 0.17 (US$ 0.05) per share, compared to NIS 7.2 million (US$ 2.0 million), or NIS 0.53 (US$ 0.14) per share, recorded in the third quarter of 2010.

Willi-Food generated NIS 9.6 million (US$ 2.6 million), or NIS 0.71 (US$ 0.19) per share from continuing operating activities in the third quarter of 2011.

Willi-Food ended the third quarter of 2011 with NIS 194.2 million (US$ 52.3 million) in cash and securities and NIS 3.3 million (US$ 0.9 million) in short-term debt (51% of the debt of Shamir Salads). Willi-Food's shareholders' equity at the end of September 2011 was NIS 322.5 million (US$ 86.9 million).

Nine-Month Results
Willi-Food’s sales for the nine-month period ending September 30, 2011 increased by 2.9% to NIS 264.7 million (US$ 71.3 million) compared to sales of NIS 257.3 million (US$ 69.3 million) in the first nine-months of 2010. Gross profit for the period decreased 6.0% to NIS 70.9 million (US$19.1 million) compared to gross profit of NIS 75.4 million (US$ 20.3 million) for the nine-month period in 2010. First nine-month gross margins in 2011 were 26.8% compared to gross margins of 29.3% in the same period of 2010.

Operating income for the first nine months of 2011 decreased by 7.7% to NIS 22.5 million (US$ 6.1 million) from NIS 25.6 million (US$ 6.9 million) reported in the comparable period of last year. First nine-month of 2011 income before taxes decreased by 25.6% to NIS 20.8 million (US$ 5.6 million) compared to NIS 28.0 million (US$ 7.5 million) recorded in the first nine months of 2010. Net income for the first nine months of 2011 decreased by 28.7% to NIS 15.7 million (US$ 4.2 million) from NIS 22.1  million (US $5.9 million) in the first nine months of 2010. Net income attributable to the owners of the Company for the first nine months of 2011 decreased by 25.9% to NIS 15.4 million (US $4.1 million), or NIS 1.13 (US$ 0.30) per share compared to net income attributable to the owners of the Company for the first nine months of 2010 of NIS 20.7 million (US$ 5.6 million), or NIS 1.64 (US$ 0.44) per share.

Business Outlook
Mr. Williger commented, “Looking forward, we are facing a significant increase in the level of uncertainty in the global economy. In Israel, economic uncertainty is coupled with changes in the Israeli market that we expect will negatively affect our results in the remainder of 2011 and the beginning of 2012. On the other hand, our top line growth reflected the synergies we have created to channel the broad range of products coming from our own sourcing and that of our subsidiaries. We expect this growth to cease in the remainder of 2011 due to the global and Israeli economic situations, which we expect will affect our customer base, both in the retail and wholesale markets, in Israel and abroad. We therefore expect net income for the fourth quarter of 2011 and the first quarter of 2012 to be significantly lower compared to comparable prior quarters. Nevertheless, this period of economic uncertainty presents an opportunity for Willi-Food to utilize its cash on hand to purchase synergetic companies at lower prices than before. We continue looking for opportunities to create additional value for our shareholders."

Mr. Williger concluded, “In light of the anticipated continued recession, our foreseeable challenges ahead will be to manage our expenses, and in particular the cost of our products, to an acceptable degree in order to accommodate our consumers' continued anticipated desire to acquire lower cost products. We hope that in these difficult times we will be able to maintain our customer base both in the retail and wholesale markets.”

Conference Call

The Company will host a conference call to discuss results on Monday, November 28, 2011 at 11:00 AM Eastern time. Interested parties may participate in the conference call by dialing 1-877-941-2068 (US), or 1-480-629-9712 (International), approximately 10 minutes prior to the scheduled start time. Interested parties can also listen via a live Internet webcast, which will be available on the day of the call through the following link: http://viavid.net/dce.aspx?sid=000090F6

A replay of the conference call will be available for 14 days from 2:00 PM EST on November 28, 2011 through 11:59 PM EST on December 12, 2011 by dialing 1-877-870-5176 (US), or 1-858-384-5517 (International), access code 4491030.  In addition, a recording of the call will be available via the link shown above for one year.

NOTE A: Convenience Translation to Dollars
The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on September 30, 2011, U.S. $1.00 equals NIS 3.712. The translation was made solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for the three-month and nine-month ended September 30, 2011 are presented in accordance with International Financial Reporting Standards (“IFRS”).

NOTE C: Discontinued Operations
Discontinued operations are measured and presented in accordance with the provisions of IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations".

The results of discontinued operations are presented in the income statement in a separate item below income from continuing operations.

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, manufacture, marketing and distribution of over 1,000 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers in Israel and around the world including large retail and private supermarket chains, wholesalers and institutional consumers. The company's operating divisions include Willi-Food in Israel; Gold Frost, a wholly owned subsidiary who designs, develops and distributes branded kosher, dairy-food products; and Shamir Salads, an Israeli manufacturer and distributor of a broad line of over 400 Mediterranean-style chilled salads.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, in particular Arla Foods, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, our inability to accurately predict consumption of our products, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims and risks associated with product liability claims. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2010, filed with the Securities and Exchange Commission on June 30, 2011. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

{FINANCIAL TABLES TO FOLLOW}

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,	September 30,	December 31,
	2 0 1 1	2 0 1 0	2 0 1 1	2 0 1 0
	NIS		US dollars (*)
	(in thousands)
ASSETS
Current assets
Cash and cash equivalents	24,866	113,631	6,699	30,612
Financial assets carried at fair value through profit or loss	169,357	67,890	45,624	18,289
Trade receivables	87,633	85,902	23,608	23,141
Other receivables and prepaid expenses	1,960	2,307	528	621
Inventories	43,504	37,614	11,720	10,133
Total current assets	327,320	307,344	88,179	82,796

Non-current assets
Property, plant and equipment	72,136	71,350	19,434	19,222
Less -Accumulated depreciation	23,195	20,512	6,249	5,526
	48,941	50,838	13,185	13,696

Prepaid expenses	2,366	2,405	637	648
Goodwill	1,936	1,936	522	522
Intangible assets	2,633	4,067	709	1,095
Deferred taxes	1,449	694	391	187
Total non-current assets	57,325	59,940	15,444	16,148
	384,645	367,284	103,623	98,944
EQUITY AND LIABILITIES
Current liabilities
Short-term bank credit	6,548	5,780	1,764	1,557
Trade payables	37,868	32,959	10,202	8,879
Employees Benefits	2,882	3,057	776	824
Accruals	465	268	125	72
Current tax liabilities	7,389	5,910	1,990	1,592
Other payables and accrued expenses	5,562	10,326	1,499	2,781
Total current liabilities	60,714	58,300	16,356	15,705

Non-current liabilities
Long-term bank loans	-	309	-	83
Deferred taxes	164	522	44	141
Employees Benefits	1,254	1,281	338	345
Total non-current liabilities	1,418	2,112	382	569

Shareholders' equity
Share capital NIS 0.10 par value
(authorized - 50,000,000 shares, issued
and outstanding – 13,573,679 shares at September 30, 2011 and December 31, 2010)	1,444	1,444	389	389
Additional paid in capital	128,863	128,863	34,716	34,715
Capital fund	247	247	67	67
Foreign currency translation reserve	649	736	175	198
Retained earnings	185,423	170,060	49,952	45,813
Noncontrolling interest	5,887	5,522	1,586	1,488
	322,513	306,872	86,885	82,670

	384,645	367,284	103,623	98,944

(*)           Convenience translation into U.S. dollars

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine-months		Three months		Nine-months
	ended September 30,				ended September 30,
	2 0 1 1	2 0 1 0	2 0 1 1	2 0 1 0	2 0 1 1	2 0 1 0
	NIS				US dollars (*)
	In thousands (except per share and share data)

Sales	264,663	257,304	85,342	79,710	71,300	69,317
Cost of sales	193,770	181,885	64,299	55,051	52,202	48,999

Gross profit	70,893	75,419	21,043	24,659	19,098	20,318

Selling expenses	31,294	32,800	11,162	10,714	8,431	8,836
General and administrative expenses	16,190	17,019	4,884	5,666	4,362	4,585
Other income	900	(33)	1,003	3	242	(9)

Total operating expenses	48,384	49,786	17,049	16,383	13,035	13,412

Operating income	22,509	25,633	3,994	8,276	6,063	6,906

Financial income	(940)	3,218	(580)	2,143	(253)	867
Financial expense	764	890	108	345	205	240
Total financial income (expenses)	(1,704)	2,328	(688)	1,798	(458)	627

Income before taxes on income	20,805	27,961	3,306	10,074	5,605	7,533
Taxes on income	5,077	6,716	1,051	2,246	1,368	1,809

Income from continuing operations	15,728	21,245	2,255	7,828	4,237	5,724
Income from discontinued operations	-	830	-	-	-	224

Net income	15,728	22,075	2,255	7,828	4,237	5,948

Owners of the Company	15,363	20,741	2,345	7,247	4,139	5,589
Non-controlling interest	365	1,334	(90)	581	98	359

Net income	15,728	22,075	2,255	7,828	4,237	5,948

Earnings per share data:
Earnings per share:
Basic from continuing operations	1.13	1.57	0.17	0.53	0.30	0.45
Basic from discontinued operations	-	0.07	-	-	-	0.02
Basic	1.13	1.64	0.17	0.53	0.30	0.47
Diluted from continuing operations	1.13	1.57	0.17	0.53	0.30	0.45
Diluted from discontinued operations	-	0.07	-	-	-	0.02
Diluted	1.13	1.64	0.17	0.53	0.30	0.47

Shares used in computing basic and diluted earnings per ordinary share:	13,573,679	12,641,278	13,573,679	13,573,679	13,573,679	12,641,278

(*)	Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine-months		Three months		Nine-months
	ended September 30,				ended September 30,
	2 0 1 1	2 0 1 0	2 0 1 1	2 0 1 0	2 0 1 1	2 0 1 0
	NIS				US dollars (*)
	(in thousands)
CASH FLOWS - OPERATING ACTIVITIES

Profit from continuing operations	15,728	21,245	2,255	7,828	4,237	5,724
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	5,530	3,623	2,569	1,230	1,490	976
Deferred expenses	-	695	-	237	-	187
Deferred income taxes	(1,113)	(104)	(257)	172	(300)	(28)
Capital Gain on disposal of property plant and equipment	(86)	(33)	16	3	(23)	(9)
Unrealized loss on marketable securities	5,482	(1,521)	2,188	(2,058)	1,478	(410)
Revaluation of loans from banks and others	-	(11)	-	(8)	-	(3)
Employees benefit, net	(27)	77	(71)	50	(7)	21

Changes in assets and liabilities:
Increase (Decrease) in trade receivables and other receivables	(1,384)	(2,417)	4,424	4,586	(373)	(651)
Decrease (Increase) in inventories	(5,890)	2,700	(1,716)	4,139	(1,587)	727
Decrease in long term receivables	-	350	-	209	-	94
Increase (Decrease) in payables and other current liabilities	1,559	(8,853)	183	1,512	420	(2,385)

Net cash from (used in) continuing operating activities	19,799	15,751	9,591	17,900	5,335	4,243
Net cash from (used in) discontinued operating activities	-	(22)	-	-	-	-

(*)	Convenience translation into U.S. dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine-months		Three months		Nine-months
	Ended September 30,				Ended September 30,
	2 0 1 1	2 0 1 0	2 0 1 1	2 0 1 0	2 0 1 1	2 0 1 0
	NIS				US dollars (*)
	(in thousands)

CASH FLOWS - INVESTING ACTIVITIES

Proceeds from purchase of marketable securities, net	(106,949)	(44,841)	(48,347)	(1,120)	(28,812)	(12,080)
Acquisition of property plant and equipment	(1,736)	(5,545)	(285)	(3,803)	(468)	(1,494)
Additions to prepaid expenses	(679)	(784)	(342)	(280)	(183)	(211)
Long term deposit, net	(47)	20	3	39	(13)	5
Proceeds from sale of property plant and Equipment	388	427	10	216	105	115

Net cash used in continuing investing activities	(109,023)	(50,723)	(48,961)	(4,948)	(29,371)	(13,665)

CASH FLOWS - FINANCING ACTIVITIES

Proceeds of Public offering, net	-	70,238	-	10	-	18,925
Short-term bank credit, net	1,119	1,471	(1,224)	725	301	396
Proceeds (Repayment) of loans	(660)	(3,250)	(221)	(1,678)	(178)	(876)

Net cash from (used in) continuing financing activities	459	68,469	(1,445)	(943)	123	18,445
Net cash used in discontinued financing activities	-	(926)	-	-	-	-
Increase (decrease) in cash and cash equivalents	(88,765)	32,549	(40,815)	12,009	(23,913)	9,023
Cash and cash equivalents at the beginning of the financial period	113,631	87,104	65,681	107,644	30,612	23,466
Cash and cash equivalents of the end of the financial period	24,866	119,653	24,866	119,653	6,699	32,489

(*)	Convenience translation into U.S. dollars.

This information is intended to be reviewed in conjunction with the Company’s filings with the Securities and Exchange Commission.

Company Contact:

G. Willi Food International Ltd.
Baruch Shusel, CFO
 (+972) 8-932-1000
baruch@willi-food.co.il

###

SOURCE: G. Willi-Food International Ltd.